# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Six Flags Entertainment Corp., CIK 0001999001
CUSIP: 83001C108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8701 Red Oak Blvd., Charlotte, North Carolina (NC), 28217
Date of event which requires filing of this statement: 04/03/2025
Amends the filing with accession number 0001193125-24-175123
Filed by CIK 0001364501
Persons authorized to receive notices and communications: Joshua Korff, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800

## Reporting persons
- Rehan Jaffer (CIK 0001364501): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (4.98% of the class)
  Comment: The percent of class is calculated based on 100,365,503 shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer outstanding as of February 21, 2025, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 3, 2025 (the "Issuer's 10-K").
- H Partners Management, LLC (CIK 0001364412): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (4.98% of the class)
  Comment: The percent of class is calculated based on 100,365,503 shares of Common Stock of the Issuer outstanding as of February 21, 2025, as reported in the Issuer's 10-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Six Flags Entertainment Corp.
Address of issuer's principal executive offices: 8701 Red Oak Blvd., Charlotte, North Carolina (NC), 28217
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the SEC on July 3, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 11 and 13 of the cover pages of this Schedule 13D is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:
The information contained in rows 7-10 of the cover pages of this Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended and restated as follows: Within the prior sixty days, the Reporting Persons have effected trades with respect to Common Stock as set forth on Exhibit 99.2.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) of the Schedule 13D is hereby amended and restated as follows:As of April 11, 2025, the Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, by and among H Partners Management, LLC, and Rehan Jaffer, dated as of July 1, 2024, incorporated by reference to the Schedule 13D.
Exhibit 99.2 Trade Data

## Signatures
- Rehan Jaffer: /s/ Rehan Jaffer, Rehan Jaffer (04/11/2025)
- H Partners Management, LLC: /s/ Rehan Jaffer, Managing Member (04/11/2025)